EX-99.22

		VOTES
VOTING RESULTS		PRO	CONTRA	ABSTENTION

1

Resolution on the demerger as follows

a) Approval of the transfer of the entire operating activities of bwin Interactive Entertainment AG together with the participations listed under §4(10)(a) of the draft demerger and acquisition agreement by way of demerger for acquisition in accordance with §1 para. 2 no. 2 in combination with §17 of the Demerger Act from bwin Interactive Entertainment AG as transferring company to bwin Services AG with registered offices in Vienna, FN 351580 f, as acquiring company in accordance with the provisions of the draft demerger and acquisition agreement dated 17 December 2010; and

b) approval of the conclusion of the relevant demerger and acquisition agreement.

		18,126,164	354	0

2

Resolution on the cross-border merger as follows

a) Approval of the cross-border merger of bwin Interactive Entertainment AG as the transferring company by way of general legal succession by transfer of its assets in their entirety with all rights and obligations and without going into liquidation, to PartyGaming Plc with registered offices in Gibraltar, registered with the Registrar of Companies in Gibraltar under registration number 91225, as acquiring company in accordance with the provisions of the joint merger plan dated 20 December 2010; and

b) approval of the joint merger plan dated 20 December 2010.

		18,126,244	374	0

4	Resolution on the exoneration of the members of the management board during the period from 1 January 2010 through 30 September 2010.	16,109,914	3,454	520

5	Resolution on the exoneration of the members of the supervisory board during the period from 1 January 2010 through 30 September 2010.	13,345,576	3,561	44,755

6	Resolution on supervisory board remuneration for the financial year 2010.	18,124,358	0	0